Media Release

Pacific Internet to Appoint New Directors

SINGAPORE, January 30, 2007 -— Pacific Internet Limited (NASDAQ: PCNTF) (the “Company” or “PacNet”) is pleased to announce that its Board of Directors has identified and approved the appointment of three new directors to the PacNet Board, subject to approval from the Infocomm Development Authority of Singapore (IDA). The appointments will be effective upon IDA’s approval.

With the appointment of three new directors, the Company is on track to achieve compliance with NASDAQ Marketplace Rules 4350(d)(2), 4350(c)(3) and 4350(c)(4) (the “Rules”) in relation to the composition of its audit, compensation and nominations committees respectively by February 28, 2007.

PacNet will announce details of the new directors upon receipt of IDA’s approval.

Editors’ Notes

About Pacific Internet Limited
Pacific Internet Limited or PacNet (Nasdaq: PCNTF) is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. The Company has direct presence in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a comprehensive suite of Internet data, voice and video services to corporate business and consumer customers. For more information, visit www.pacnet.com.

Cautionary Statement
Statements made in this announcement with respect to PacNet’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of PacNet. Forward-looking statements include but are not limited to those using words such as “seek”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “plan”, “strategy”, “forecast” and similar expressions or future or conditional verbs such as “will, “would”, “should”, “could”, “may” and “might”. These statements reflect management’s current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to (i) changes in the economic, regulatory and political environments in the countries where PacNet operates; (ii) changes and developments in technology and the Internet marketplace; (iii) PacNet’s continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets; (iv) the success of its joint ventures and alliances; (v) exchange rates, particularly between the Singapore dollar and the U.S. dollar and other currencies in which PacNet makes significant sales or in which its assets and liabilities are denominated; and (vi) the outcome of contingencies. In light of the many risks and uncertainties surrounding the Internet marketplace, the actual results could differ materially from those discussed in the forward-looking statements. PacNet assumes no obligation to update any such statements.

Media & Analyst Contacts

Media
Bernard Ho
Pacific Internet Limited
Direct: +65-6771 0433
Mobile: +65-9782-3393
Email: bernard.ho@pacific.net.sg

Investor & Analyst
Mervin Wang
Pacific Internet Limited
Direct: +65-6771-0780
Mobile: +65-9798-6077
Email: investor@pacific.net.sg